FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 27, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled, “ABN AMRO completes the acquisition of Banco Sudameris”, dated October 27, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: October 27, 2003	By:	/s/ Drs T. de Swaan
Name: Drs T. de Swaan Title: Member of the Managing Board

By:	/s/ Mr. H. Duijn
Name: Mr. H. Duijn Title: Secretary Managing Board

Item 1.

Press Release

Amsterdam, 27 October 2003

ABN AMRO completes the acquisition of Banco Sudameris

ABN AMRO confirmed today that its Brazilian subsidiary Banco ABN AMRO Real has completed the acquisition of Banco Sudameris. This is the final step of acquiring Banca Intesa’s stake of 94.57% in Banco Sudameris, as announced on 16 April 2003.

The acquisition of Banco Sudameris significantly strengthens Banco ABN AMRO Real’s franchise in southeastern Brazil, a region that represents 58% of Brazil’s GDP, and an important engine of growth for the Brazilian economy. Banco Sudameris provides Banco ABN AMRO Real with a well-located branch network and access to a significant number of high-net worth clients in that region. The combined banks are expected to offer operating synergies in excess of BRL 300 mln (EUR 89 mln*) per annum from cost efficiencies and enhanced productivity as of 2005. The acquisition consolidates the position of Banco ABN AMRO Real as Brazil’s fourth largest privately owned bank by loans and deposits, and fifth in terms of assets.

ABN AMRO considers the acquisition as an important step in ABN AMRO’s strategy to focus on sustainable retail and commercial franchises in its three home markets: the Netherlands, the Midwest of the United States, and Brazil.

The acquisition, as announced previously, was fully locally funded. Banco ABN AMRO Real paid Banca Intesa BRL 526.8 mln (EUR 155.8 mln*) in cash and BRL 1,662.9 mln (EUR 492 mln*) in shares of Banco ABN AMRO Real, representing a stake of approximately 11.58%. The portion paid in shares was reduced by BRL 103.3 mln (EUR 30.6 mln*) due to post announcement adjustments.

*exchange rate as per 24 October 2003 (EUR 1.00 = BRL 3.38)

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Press contacts: +31 20 6288900

Note to the editor:

ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of approx. EUR 614 bn. It has over 3,000 branches in more than 60 countries and territories, and has a staff of over 100,000 full time equivalents worldwide.

Banco ABN AMRO Real
ABN AMRO operates in Brazil since 1917. Since then, its presence has been built up through the acquisitions of Banco Real and Bandepe in 1998, and Paraiban in 2001. Banco ABN AMRO Real employs approx. 23,000 staff serving a base of 6.7 mln retail and corporate clients. Its network comprises approx. 1,650 branches and mini branches in companies, and 7,200 ATMs throughout Brazil.

Banco Sudameris
Banco Sudameris operates in Brazil since 1910 and used to be the largest foreign bank operating in Retail and Commercial Banking until the acquisition of Banco Real by ABN AMRO in 1998. Banco Sudameris has a client base of approximately 500,000 high-end clients and its network comprises approx. 290 branches and 50 mini branches in companies throughout Brazil, employing 6,280 staff.

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